

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

June 1, 2017

Russ R. Stolle
Venator Materials PLC
Senior Vice President, General Counsel and Chief Compliance Officer
10001 Woodloch Forest Drive
The Woodlands, Texas 77380

> **Re: Venator Materials PLC**
> **Registration Statement on Form S-1**
> **Filed May 5, 2017**
> **File No. 333-217753**

Dear Mr. Stolle:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please apply the comments issued in connection with our review of the Form 10 filed by Huntsman Spinco to this Form S-1.

The Separation, page 9

2.   In the second paragraph of this section, you disclose that you intend to enter into a separation agreement. Please file this agreement or a form of this agreement as an exhibit to this filing. In addition, please revise this section to describe the agreement, rather than referencing provisions "expected" to be included. Lastly, in this section and in the Separation section on page 49, please address and quantify any indemnification or potential liability associated with the Separation.

Financing Arrangements, page 11

3.   Please disclose the amount of debt owed to Huntsman.

Management's Discussion and Analysis, page 67

Results of Operations, page 75

4.   We note your disclosure related to your discussion and financial condition and results of operations on both the consolidated and segment levels. Similar to comment number 3 in our letter dated January 31, 2017, please enhance your disclosures comparing your results of operations for the three months ended March 31, 2017 to March 31, 2016 and the years ended December 31, 2016 compared to December 31, 2015 to discuss the factors materially impacting your Segment Adjusted EBITDA to clearly quantify the dollar impact of all material factors impacting your Segment Adjusted EBITDA and provide a more robust analysis of the underlying reasons behind the changes in order for investors to fully understand the impacts on your results of operations. Furthermore, please ensure your disclosures discuss the main cost drivers affecting your operating expenses and quantify in dollars how those increases/decreases in costs impacted your Segment Adjusted EBITDA amounts during each period presented, as well as management's expectations of how they may impact future results. As such, your narrative should include a discussion quantifying all material factors impacting your Segment Adjusted EBITDA along with the significant components of your operating expenses including material components of any general and administrative expenses, analysis of the changes, and discussion of expected trends and known effects on future operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Restructuring, Impairment and Plant Closing Costs, page 89

5.   We note your response to comment number 2 in our letter dated March 24, 2017. Please ensure your disclosure removes all references to fiscal year 2013 as a benchmark year given your statement that only 2014 was used as a benchmark year.

6.   Please expand your disclosure to also quantify the impact the open restructuring activities disclosed on page F-18 are expected to have on your operating income (i.e., the amount by which expenses are expected to decrease) and cash flows. In future periods, if the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Please refer to SAB Topic 5:P.4 for guidance.

Restructuring Activities, page 90

7.   Please update your disclosure to include the amount of restructuring expense that was recorded for the three months ended March 31, 2017.

Critical Accounting Policies, page 95

Variable Interest Entities, page 98

8.   Please update your disclosure to indicate for all periods presented the percentage of revenues from your VIEs in relation to the amounts that will ultimately be part of Venator. Based on the amounts included in Notes 4 and Notes 7 to your financial statements, it would appear that such revenue represented 6.3%, 5.4%, 4.6% and 1.5% for the periods ended March 31, 2017, December 31, 2016, December 31, 2015 and December 31, 2014 respectively when considering the legal entities adjustments presented in your pro forma condensed combined statements of operations on pages 59 through 63.

Executive Compensation, page 126

9.   Please provide a materially complete discussion of the company's prospective compensation practices and policies. In addition, please provide the details of any material agreements you have entered into with the three executives you have identified to lead Venator.

Condensed Combined Statements of Cash Flows, page F-10

10.   We note that for the three months ended March 31, 2017 changes in your accounts payable increased your cash used by operating activities by $148 million. We further note that based on the amounts reflected in your condensed combined balance sheets on page F-8, your accounts payable balances were $295 million and $303 million for the periods ended March 31, 2017 and December 31, 2016. Given that it appears that your accounts payable balance only decreased by $8 million during the periods presented, please help us understand what other items may be impacting the change in your account payable line item on your condensed combined statement of cash flows for the three months ended March 31, 2017. In providing your response, please clarify where you have presented the changes in cash flows attributable to your accounts receivable from affiliates and accounts payable to affiliates in your condensed combined statements of cash flows including why you believe such presentation is appropriate per ASC 230-10-45.

Note 9. Commitments and Contingencies, page F-20

11.   Please update your disclosure to indicate that subsequent to the internal reorganization, Venator will no longer guarantee Huntsman International's outstanding notes, similar to

the disclosures included in your amendment no. 3 on Form 10 if still applicable, or tell us how you considered the recognition guidance under ASC 460-10-25 given that the Venator entities would no longer be considered subsidiaries of Huntsman International. Please update your disclosure on page F-70 for the year ended December 31, 2016 accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady, Staff Accountant, at (202) 551- 3891 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction